UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



                            SCHEDULE 13D/A
              Under the Securities Exchange Act of 1934
                          (Amendment No. 9)

                                 SYS



                           (Name of Issuer)

                         No Par Common Stock



                    (Title of Class of Securities)

                             785070 10 3



                            (CUSIP Number)

                            Bruce A. Spear
                         Lewis, Hoxie & Spear
 4330 La Jolla Village Drive, Suite 330, San Diego, California 92122
                             619-535-0330



     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                          September 23, 1998



        (Date of Event which Requires Filing of this Statement


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofRule 13d-1(b)(3) or (4) check the following box. / /

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)






                             SCHEDULE 13D





1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person

          Charles H. Werner
          SSN: ###-##-####



2.   Check the Appropriate Box if a Member of a Group

     (a) /x/
     (b) / /



3.   SEC Use Only..............................................................



4.   Source of Funds
     PF; OO



5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(e) or 2(e).......................



6.   Citizenship or Place of Organization
     U.S.A.



Number of      7.   Sole Voting Power
Shares                   587,075
Beneficially        ....................................................
Owned by       8.   Shared Voting Power
Each Reporting           785,796
Person With         ....................................................
               9.   Sole Dispositive Power
                         587,075
                    ....................................................
               10.  Shared Dispositive Power
                         785,796



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     785,796



12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares ........



13.  Percent of Class Represented by Amount in Row (11)
     24.96%



14.  Type of Reporting Person
     IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person

          Charnan, Inc., a California corporation
          EIN: 95-3309419



2.   Check the Appropriate Box if a Member of a Group

     (a) /x/
     (b) / /



3.   SEC Use Only..............................................................



4.   Source of Funds
     WC; OO



5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(e) or 2(e).......................



6.   Citizenship or Place of Organization
     California/U.S.A.



Number of      7.   Sole Voting Power
Shares                   198,721
Beneficially        ....................................................
Owned by       8.   Shared Voting Power
Each Reporting           0
Person With         ....................................................
               9.   Sole Dispositive Power
                         198,721
               ....................................................
               10.  Shared Dispositive Power
                         0



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     785,796



12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares ........



13.   Percent of Class Represented by Amount in Row (11)
      24.96%



14.   Type of Reporting Person
      CO




Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 9620 Chesapeake Drive, Suite 201, San Diego, California 92123.

Item 2.   Identity and Background

     1.   (a)  Name: Charles H. Werner
          (b)  Business address: Post Office Box 1966, Rancho Santa Fe, CA 92067
          (c) Principal occupation: Consultant, Director of SYS, President of Charnan, Inc.
          (d)  Criminal proceedings: None
          (e)  Civil proceedings: None
          (f)  Citizenship: U.S.A.

     2.   (a)  Name: Charnan, Inc., a California corporation
          (b)  Business address: Post Office Box 1966, Rancho Santa Fe, CA 92067
          (c)  Principal business: Investments and Consulting
          (d)  Criminal proceedings: None
          (e)  Civil proceedings: None
          (f)  Citizenship: a California corporation

     The purposes of this filing are: (a) to report that Mr. Werner and Charnan, Inc., are no longer members of a group which, as shown on previous statements, included Robert D. Mowry and American Technology Investments, Inc., a California corporation; and (b) that Mr.Werner and Charnan, Inc., no longer have any understanding or plan to act jointly or in concert with Mr. Mowry and American Technology Investments, Inc., regarding the voting of Common Stock of SYS.

Item 3.   Source and Amount of Funds or other Consideration

     No securities of SYS have been acquired by Mr. Werner or by Charnan, Inc., since the last filing of a Schedule 13D on their behalf. As noted above, the purposes of this filing are: (a) to report that Mr. Werner and Charnan, Inc., are no longer members of a group which, as shown on previous statements, included Robert D. Mowry and American Technology Investments, Inc., a California corporation; and (b) that Mr. Werner and Charnan, Inc., no longer have any understanding or plan to act jointly or in concert with Mr. Mowry and American Technology Investments, Inc., regarding the voting of Common Stock of SYS.

Item 4.   Purpose of Transaction

     No securities of SYS have been acquired by Mr. Werner or by Charnan, Inc., since the last filing of a Schedule 13D on their behalf. As noted above, the purposes of this filing are: (a) to report that Mr. Werner and Charnan, Inc., are no longer members of a group which, as shown on previous statements, included Robert D. Mowry and American Technology Investments, Inc., a California corporation; and (b) that Mr. Werner and Charnan, Inc., no longer have any understanding or plan to act jointly or in concert with Mr. Mowry and American Technology Investments, Inc., regarding the voting of Common Stock of SYS.

     In a Schedule 13D/A filed on behalf of Mr. Mowry, Mr. Werner, and American Technology Investments, Inc., a California corporation, on June 11, 1997 (the "June 11, 1997 13D/A"), the following statement was set forth at
Item 4:

     Mr. Mowry, individually and through Big Canyon Investments, Inc. and American Technology Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of changing the board of directors through a special shareholders' meeting, which Mr. Mowry and Big Canyon Investments, Inc. have requested and which is anticipated will be held during the last ten days of June, and gaining control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his shares of Common Stock for investment, and will join Mr. Mowry in changing the board of directors and gaining control over the management and policies of SYS. Mr. Werner, with Mr. Mowry, intends to influence and develop SYS's future direction and growth in the high-tech governmental and non-defense related markets.

The goals described above regarding the changing of the board of directors and management of SYS have been achieved. As noted above, the purposes of this filing are: (a) to report that Mr. Werner and Charnan, Inc., are no longer members of a group which, as shown on previous statements, included Robert D. Mowry and American Technology Investments, Inc., a California corporation; and
(b) that Mr. Werner and Charnan, Inc., no longer have any understanding or plan to act jointly or in concert with Mr. Mowry and American Technology Investments, Inc., regarding the voting of Common Stock of SYS.

Item 5.   Interest in Securities of the Issuer

     (a) Mr. Werner holds 587,075 shares of Common Stock which represents approximately 18.65% of the 3,148,518 outstanding shares of SYS Common Stock; and Charnan, Inc., holds 198,721 shares of Common Stock which represents approximately 6.3% of the 3,148,518 outstanding shares of SYS Common Stock. Together, Mr. Werner and Charnan, Inc., hold an aggregate of 785,796, or approximately 24.96%, of the 3,148,518 outstanding shares of SYS Common Stock.


     (b) Mr. Werner has sole voting and disposition power as to his shares; and he has shared power to vote, and to dispose of, the shares of Common Stock held by Charnan, Inc.

     (c) There have been no transactions in the Common Stock of SYS during the past sixty days either by Mr. Werner or by Charnan, Inc.

     (d)  Not applicable.

     (e)  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Werner has voting power as to the shares of SYS Common Stock held by Charnan, Inc.
Except as set forth in the preceding sentence, neither Mr. Werner nor Charnan, Inc., is a party to any contracts, arrangements, understandings or relationships with respect to securities of SYS.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A: Agreement to File Single Statement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1998


/s/ Charles H. Werner

Charles H. Werner


Charnan, Inc., a California corporation


By: /s/ Charles H. Werner

Charles H. Werner, its President






















                             SCHEDULE 13D





                              EXHIBIT A

                  AGREEMENT TO FILE SINGLE STATEMENT

This Agreement is entered into on September 24, 1998, by and between Charles
H. Werner ("Mr. Werner")
and Charnan, Inc., a California corporation ("Charnan"), who agree as follows:

1. Mr. Werner and Charnan are aligned in interest regarding the ownership and control of the no par value common stock of SYS which they hold.

2. Mr. Werner and Charman agree that a single Schedule 13D (and any amendments thereto) shall be filed by Mr. Werner on their joint behalf.

Mr. Werner and Charman have executed and delivered this Agreement on September 24, 1998.


/s/ Charles H. Werner

Charles H. Werner


Charnan, Inc., a California corporation


By: /s/ Charles H. Werner

Charles H. Werner, its President